
Sumitomo
Corporation



Rule 12g3-2(b) File No. 82-34680

September 1, 2006

By Federal Express
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Gentlemen:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information, relating to the Company's change in the number of shares in one voting unit (1,000 shares to 100 shares) dated September 1, 2006, pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the copy of the "Articles of Incorporation" as amended on September 1, 2006 [English translation].

In addition, the following documents have been distributed to the security holders of the Company, but since no English translations, versions or summaries have been prepared, a brief description in English of such document is set forth in accordance with Rule 12g3-2(b)(4):

1. Guidance letter for the exchange of share certificates for new share certificates representing 100 shares dated August 29, 2006 together with a form of the letter to request the Company to exchange share certificates;
2. Notice of the delivery of new share certificates representing 100 shares to shareholders who request the Company to exchange their share certificates (to be dispatched in early September of 2006); and
3. Notice of the issuance of new share certificates representing 100 shares to shareholders who have more than or 100 shares but less than 1,000 shares as of August 31, 2006 (to be dispatched on September 8, 2006).

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed material constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-5166-3541, fax: +81-3-5166-6215, e-mail: kahori.asaoka@sumitomocorp.co.jp).

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me via the enclosed Federal Express envelope and label.

Very truly yours,



Kahori Asaoka (Ms.)
Manager
Corporate Legal & General Affairs Department
Sumitomo Corporation

Enclosure

(Translation)

Articles of Incorporation

(As amended on September 1, 2006)



Sumitomo Corporation

(Translation)

ARTICLES OF INCORPORATION
OF
SUMITOMO CORPORATION

CHAPTER I. GENERAL PROVISIONS

ARTICLE 1. CORPORATE NAME

The name of the Corporation shall be "Sumitomo Shoji Kabushiki Kaisha," which shall be expressed in English as SUMITOMO CORPORATION or SUMITOMO SHOJI KAISHA, LTD.

ARTICLE 2. LOCATION OF HEAD OFFICE

The Corporation shall have its head office in Chuo-ku, Tokyo.

ARTICLE 3. PURPOSES

The purposes of the Corporation shall be to engage in the following businesses:

1. Export, import and sale of the following goods:
    (1) Iron, steel and non-ferrous metals and their products; ore and other mineral products;
    (2) Electric wire and cable; electric, electronic and communications equipment; and their parts;
    (3) Machinery, implements, tools (including measuring instruments, scales and medical and surgical instruments), firearms, vehicles, ships and aircraft and their parts;
    (4) Industrial chemicals (including poison, lethal poison, alcohol and explosives), medicine (including veterinary medicine), quasi-pharmaceuticals, agricultural chemicals, synthetic resins, cosmetics, dyestuffs, gases, radioisotopes and other chemical products and their raw materials;
    (5) Fertilizer and feed and their raw materials;
    (6) Foodstuffs, oilstuffs, food products, salt, tobacco and liquor and other beverages;
    (7) Fibrous raw materials and their products;
    (8) Rubber, leather, pulp and paper and their products; other sundry products;
    (9) Cement raw materials and lumber and their products; other construction materials;
    (10) Coal, petroleum (including fuel oil), natural gas and other fuels and their products;
    (11) Animals, plants and other natural products; and
    (12) Any other products of the agricultural, forestry, marine, livestock, mining or manufacturing industries.
2. Manufacturing, processing, repairing, conservation, management, inspection and leasing of the goods set forth above, and related installation works.
3. Selling and buying used goods.
4. Wholesaling, brokerage and agency business.
5. Non-life insurance agency business, insurance agency business under the Automobile Damage Compensation Security Law and other insurance agency business, and business in connection with the solicitation of subscriptions for life insurance.
6. Overseas non-life insurance and life insurance business.
7. Warehousing.
8. Land, marine and air transportation, forwarding and related agency business.

9. Mining, cultivation of agricultural products, planting and cutting of trees, catching and cultivation of marine products and raising of livestock.
10. Development and sale of products of biotechnology.
11. Travel business, hotel business and operation of facilities for tourism/leisure, sports, medical treatment and education and of restaurants.
12. Acquisition, disposal, conservation, management, leasing and other utilization of real estate, and related intermediation.
13. Regional and urban development, and contracting, planning, designing and supervision in connection therewith.
14. Land, sea and air surveying and investigation.
15. Contracting for, planning, designing and supervising civil engineering, architectural and other construction works.
16. Production and sale of publications, printed matter and representational matter.
17. Information processing/provision and other information services, advertising, telecommunications, and wireless antenna and cable television/radio broadcasting.
18. Acquisition, development, maintenance, utilization and disposal of industrial property rights, copyrights and other intangible property rights and of know-how, system engineering and other software, and related intermediation.
19. Trading of greenhouse gas emission reduction credits.
20. Lending money; guaranteeing obligations; selling and buying claims; exchange transactions; holding, employing, selling and buying securities; and other financial services.
21. Credit-card business.
22. Investment adviser services.
23. Personnel dispatching services.
24. Disposal of industrial and non-industrial waste, and sale of reclaimed products of industrial and non-industrial waste.
25. Business of generating electricity.
26. Supply of electricity and heat.
27. Investigation, research and consulting services concerning the businesses set forth above.
28. All other businesses incidental or related to those set forth above.
29. Businesses other than those set forth in the preceding items.

ARTICLE 4. INSTITUTIONS

In addition to the general meeting of shareholders and the Directors, the Corporation shall have the following:

1. Board of Directors;
2. Corporate Auditors;
3. Board of Corporate Auditors; and
4. Accounting Auditors.

ARTICLE 5. METHOD OF PUBLIC NOTICE

Public notices of the Corporation shall be given electronically. If, due to accident or some other unavoidable reason, electronic publication is not possible, then public notice will be made in the "Nihon Keizai Shimbun."

CHAPTER Ⅱ. SHARES

ARTICLE 6. TOTAL NUMBER OF AUTHORIZED SHARES

The total number of shares authorized to be issued by the Corporation shall be two billion (2,000,000,000) shares.

ARTICLE 7. ISSUANCE OF SHARE CERTIFICATES

The Corporation shall issue share certificates representing the corresponding shares.

ARTICLE 8. REPURCHASE OF TREASURY STOCK

Pursuant to the provisions of Article 165, Paragraph 2 of the Company Law, the Corporation may, by resolution of the Board of Directors, repurchase its shares through market transactions.

ARTICLE 9. NUMBER OF SHARES IN A VOTING UNIT AND NON-ISSUANCE OF SHARE CERTIFICATES REPRESENTING LESS THAN A FULL VOTING UNIT

(1) The number of shares in one voting unit shall be one hundred (100) shares.

(2) Notwithstanding the provisions of Article 7, the Corporation shall not issue share certificates representing less than a full voting unit, unless otherwise provided by the Share Handling Rules.

ARTICLE 10. SALE AND DELIVERY OF SHARES TO A FULL VOTING UNIT

Shareholders of the Corporation (as used herein, this term includes actual shareholders) may, in accordance with the provisions of the Share Handling Rules, request the sale and delivery of shares needed to constitute a full voting unit when combined with the number of shares which do not constitute a full voting unit already held by such shareholder; provided, however, that the foregoing provision shall not apply when the Corporation does not hold the number of shares of treasury stock requested.

ARTICLE 11. REGISTRAR OF SHAREHOLDERS

(1) The Corporation shall have a Registrar of Shareholders.

(2) The Registrar of Shareholders and its place of business shall be decided by resolution of the Board of Directors, and shall be publicly noticed.

(3) The Registrar of Shareholders shall be entrusted with the preparation and maintenance of the Corporation's register of shareholders (as used herein, references to the register of shareholders include the list of actual shareholders), the register of stock acquisition rights and the register of lost share certificates, as well as other duties relating to the register of shareholders, the register of stock acquisition rights and the register of lost share certificates. The Corporation shall not handle such matters at its place of business.

ARTICLE 12. HANDLING OF SHARES

The Corporation's shares and related fees shall be handled in compliance with applicable law and regulations and the Articles of Incorporation as well as the Share Handling Rules established by the Board of Directors.

CHAPTER Ⅲ. GENERAL MEETING OF SHAREHOLDERS

ARTICLE 13. TIME OF CONVOCATION

(1) An ordinary general meeting of shareholders shall be convened in June each year.

(2) In addition to the preceding paragraph, an extraordinary general meeting of shareholders may be convened whenever necessary.

ARTICLE 14. DATE OF RECORD FOR ORDINARY GENERAL MEETINGS OF SHAREHOLDERS

The date of record for the right to vote at the Corporation's ordinary general meeting of shareholders shall be March 31 of each year.

ARTICLE 15. CHAIRMAN

The general meeting of shareholders shall be convened by the President and CEO, and he/she shall preside as chairman at the meeting. Should the President and CEO be unable to preside as chairman, another Representative Director shall preside at the meeting in his/her place, in accordance with the order determined in advance by the Board of Directors.

ARTICLE 16. PROVISION OF REFERENCE DOCUMENTS FOR GENERAL MEETINGS OF SHAREHOLDERS VIA THE INTERNET

The Corporation may, in accordance with the rules established by the Ministry of Justice, use the Internet to furnish shareholders with reference documents for general meetings of shareholders, business reports, non-consolidated and consolidated financial statements, or other information that should be displayed or described therein, and such information may be deemed to have been furnished to shareholders.

ARTICLE 17. RESOLUTIONS

(1) Unless otherwise provided for in applicable laws and regulations or the Articles of Incorporation, a resolution at a general meeting of shareholders shall be adopted by a majority vote of the attending shareholders eligible to exercise their voting rights.

(2) Any resolution set forth in Article 309, Paragraph 2 of the Company Law shall be adopted by a two-third vote of the shareholders present at a meeting attended by shareholders holding at least one-third of the voting rights of the shareholders eligible to exercise their voting rights.

ARTICLE 18. EXERCISE OF VOTING RIGHT BY PROXY

A shareholder may exercise his/her voting rights by a single proxy. The proxy must be a shareholder of the Corporation and the proxy or the shareholder must show the Corporation his/her power of attorney.

CHAPTER Ⅳ. DIRECTORS, BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

ARTICLE 19. ELECTION OF DIRECTORS

(1) The resolution for the election of Directors shall be adopted by a majority vote of the shareholders present at a general meeting of shareholders attended by shareholders representing at least one-third of the voting rights of the shareholders eligible to exercise their voting rights.

(2) The election of Directors shall not be by cumulative voting.

ARTICLE 20. TERM OF OFFICE OF DIRECTORS

The term of office of a Director shall end at the close of the ordinary general meeting of shareholders for the final fiscal year ending within the one (1) year following the election of such Director.

ARTICLE 21. REPRESENTATIVE DIRECTORS AND EXECUTIVE DIRECTORS

(1) The Board of Directors shall elect one or more Representative Directors by their resolution.

(2) The Board of Directors may appoint the Chairman of the Board of Directors, Vice Chairman of the Board of Directors, and a President and CEO by their resolution.

ARTICLE 22. MEETINGS OF THE BOARD OF DIRECTORS

(1) A meeting of the Board of Directors shall be convened by the Chairman of the Board of Directors, and he/she shall preside as chairman at the meeting. Should no Chairman of the Board of Directors have been appointed, or should the Chairman of the Board of Directors be unable to act, the President and CEO shall act in his/her place, and, should the President and CEO be unable to act, another Director shall act in his/her place, in accordance with the order determined in advance by the Board of Directors.

(2) Notice of a meeting of the Board of Directors shall be given to each Director and Corporate Auditor three (3) days before the date of the meeting, provided that this period may be shortened in case of urgent necessity.

(3) When the requirements of Article 370 of the Company Law have been met, the Corporation shall deem that a resolution by the Board of Directors has been adopted.

ARTICLE 23. REMUNERATION FOR DIRECTORS

Directors' compensation, bonuses, and other financial benefits received from the Corporation in consideration of the performances of duties rendered to the Corporation (hereinafter collectively referred to as "Remuneration") shall be determined by resolution of the general meeting of shareholders.

ARTICLE 24. EXEMPTION OF DIRECTORS FROM LIABILITY

To the extent provided for by applicable law and regulations, the Corporation may exempt the Directors from liability by resolution of the Board of Directors.

ARTICLE 25. EXECUTIVE OFFICERS

(1) The Board of Directors may appoint Executive Officers and assign the execution of a portion of the Corporation' s operations to them by their resolution.

(2) The Board of Directors may appoint a President and CEO, Executive Vice Presidents, Senior Managing Executive Officers, Managing Executive Officers and other titled Executive Officers.

CHAPTER V. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

ARTICLE 26. ELECTION OF CORPORATE AUDITORS

The resolution for the election of Corporate Auditors shall be adopted by a majority vote of the shareholders present at a general meeting of shareholders attended by shareholders representing at least one-third of the voting rights of the shareholders eligible to exercise their voting rights.

ARTICLE 27. TERM OF OFFICE OF CORPORATE AUDITORS

(1) The term of office of a Corporate Auditor shall end at the close of the ordinary general meeting of shareholders for the final fiscal year ending within four (4) years after the election of such Corporate Auditor.

(2) The term of office of a Corporate Auditor who has been selected as a replacement for a Corporate Auditor who retired prior to the completion of his/her term of office shall continue for the remaining term of such retired Corporate Auditor.

ARTICLE 28. FULL-TIME CORPORATE AUDITORS AND STANDING CORPORATE AUDITORS

(1) The Board of Corporate Auditors shall elect one or more Full-Time Corporate Auditors by their resolution.

(2) The Board of Corporate Auditors may elect one or more Standing Corporate Auditors.

ARTICLE 29. MEETINGS OF THE BOARD OF CORPORATE AUDITORS

(1) A meeting of the Board of Corporate Auditors shall be convened by a Corporate Auditor determined in advance by the Board of Corporate Auditors, provided that this shall not preclude another Corporate Auditor from convening a meeting.

(2) The Corporate Auditor who convened the meeting of the Board of Corporate Auditors under the preceding paragraph shall preside as chairman of the meeting.

(3) Notice of a meeting of the Board of Corporate Auditors shall be given to each Corporate Auditor three (3) days before the date of the meeting, provided that this period may be shortened in case of urgent necessity.

ARTICLE 30. REMUNERATION FOR CORPORATE AUDITORS

Corporate Auditors' Remuneration shall be determined by the resolution of the general meeting of shareholders.

ARTICLE 31. EXEMPTION OF CORPORATE AUDITORS FROM LIABILITY

(1) To the extent provided for by applicable law and regulations, the Corporation may exempt the Corporate Auditors from liability by resolution of the Board of Directors.

(2) To the extent provided for by applicable law and regulations, the Corporation may enter into an agreement with Outside Corporate Auditors to limit the liability of such Corporate Auditor.

CHAPTER VI. ACCOUNTING

ARTICLE 32. FISCAL YEAR

The fiscal year of the Corporation shall commence on April 1 of each year and end on March 31 of the following year.

ARTICLE 33. DISTRIBUTION OF RETAINED EARNINGS

(1) The Corporation may, by resolution of the general meeting of shareholders, pay year-end dividends to its shareholders or registered pledgees of shares who are listed or recorded on the register of shareholders as of March 31 of the applicable fiscal year.

(2) In addition to the preceding Paragraph, the Corporation may, by resolution of the Board of Directors, pay interim dividends to its shareholders or registered pledgees of shares who are listed or recorded on the register of shareholders as of September 30 of the applicable fiscal year.

ARTICLE 34. PRESCRIPTION PERIOD

The Corporation shall have no obligation to pay any ordinary or interim dividend that has remained unclaimed for a period of three (3) full years from the date of commencement of payment.

SUMITOMO CORPORATION